August 19, 2014

Sonia Barros, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Healthcare Trust III, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed August 11, 2014

File No. 333-196302

Dear Ms. Barros:

On behalf of American Realty Capital Healthcare Trust III, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder, Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (File No. 333-196302) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 19, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 3.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	We note your disclosure throughout the prospectus that you may fund distributions from unlimited sources, including borrowing funds, using proceeds from this offering, issuing additional securities or selling assets. In addition, to the extent distributions will be paid in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

The Company has revised its disclosure throughout the Prospectus as requested. Please see pages 37, 81 and 159 of the Prospectus.

August 19, 2014

Risk Factors, page 33

2.	We note your disclosure that the advisor is entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement with or without cause. Please revise your risk factor disclosure to also specifically include the risks related to your advisor being entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement, even if terminated for poor performance.

The Company has revised its risk factor as requested. Please see page 42 of the Prospectus.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	Folake Ayoola, Esq.

James A. Tanaka, Esq.

Michael J. Choate, Esq.